UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549 FORM C

UNDER THE SECURITIES ACT OF 1933

X Form C: Offering Statement
      Form C-U: Progress Update
      Form C/A: Amendment to Offering Statement
           Check box if Amendment is material and investors must reconfirm within five business days.
      Form C-AR: Annual Report
      Form C-AR/A: Amendment to Annual Report
      Form C-TR: Termination of Reporting

Name of issuer: Lion Capital Portfolio I, LLC

Legal status of issuer Form

Limited Liability Company

Jurisdiction of Incorporation/Organization

Ohio

Date of organization

November 30th, 2022

Physical address of issuer

10921 Reed Hartman Hwy., Ste. 213, Cincinnati, OH 45242

Website of issuer

N/A

Name of intermediary through which the offering will be conducted

VESTERR

CIK number of intermediary

0001850113

SEC file number of intermediary

007-00341

CRD number, if applicable, of intermediary
319017

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
The issuer shall pay to the Intermediary at the conclusion of the offering a fee up to five percent (5%) of the amount raised in the offering. In addition, the issuer shall pay to the Intermediary a one-time $1,375.00 onboarding fee.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
None.

Name of qualified third party "Escrow Facilitator" which the offering will utilize: North Capital Private Securities

Type of security offered
Common LLC/Membership Interests

Target number of securities to be offered
40

Price (or method for determining price)
$25,000.00

Target offering amount
$1,000,000.00

Oversubscriptions accepted:
□ XYes
□ No

If yes, disclose how oversubscriptions will be allocated:
□ Pro-rata basis
　 XFirst-come, first-served basis
□ Other:

Maximum offering amount (if different from target offering amount)

Deadline to reach the target offering amount
October 1st, 2024

NOTE: If the sum of the investment commitments does not equal or exceed the sum of $250,000 at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees

1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$655,000.00	$0
Cash & Cash Equivalents	$73,685.17	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

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May 7ᵗʰ, 2024

FORM C

Up to $1,000,000.00

LION CAPITAL PORTFOLIO I, LLC

Common LLC/Membership Interests

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

An issuer filing this Form for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation Crowdfunding (Sec. 227.100 et seq.) must disclose in the offering statement that it will file a report with the Commission annually and post the report on its website, not later than 120 days after the end of each fiscal year covered by the report. The issuer must also disclose how an issuer may terminate its reporting obligations in the future in accordance with Rule 2020(b) of Regulation Crowdfunding (Sec. 277.202(b))

THIS OFFERING HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC"), UNDER THE 1933 ACT, OR UNDER THE SECURITIES LAWS OF ANY STATE, AND IS BEING OFFERED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION, PARTICULARLY REGULATION CROWDFUNDING, OR "REG CF". THE INTERESTS BEING OFFERED FOR SALE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RE-SALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER SAID ACT AND SUCH LAWS PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

NO INTERESTS MAY BE SOLD, ASSIGNED OR OTHERWISE TRANSFERRED UNLESS THE COMPANY AND ITS LEGAL COUNSEL HAVE RECEIVED SATISFACTORY EVIDENCE THAT SUCH TRANSFER DOES NOT INVOLVE A TRANSACTION REQUIRING REGISTRATION OR QUALIFICATION UNDER THE SEC OR STATE SECURITIES LAWS AND IS COMPLIANCE WITH ANY SUCH LAWS.

THIS FORM C OFFERING MEMORANDUM HAS BEEN PREPARED SOLELY FOR THE BENEFIT OF THOSE AUTHORIZED PERSONS WHO HAVE EXPRESSED INTEREST IN THIS OFFERING. IT CONTAINS CONFIDENTIAL INFORMATION AND MAY NOT BE DISCLOSED TO ANYONE OTHER THAN AUTHORIZED PERSONS SUCH AS ACCOUNTANTS, FINANCIAL ADVISORS, OR LEGAL COUNSEL RETAINED FOR THE PURPOSE OF RENDERING PROFESSIONAL ADVICE RELATED TO THE PURCHASE OF THE INTERESTS OFFERED HEREIN.

THIS OFFERING MEMORANDUM DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION TO ANY PERSON OR ENTITY EXCEPT THOSE PERSONS AND/OR ENTITIES WHO SATISFY THE QUALIFICATIONS OF AN INVESTOR PERMITTED TO INVEST PURSUANT TO REGULATION CROWDFUNDING. DELIVERY OF THIS MEMORANDUM TO ANYONE OTHER THAN A DESIGNATED INDIVIDUAL OR INDIVIDUALS RETAINED BY THE DESIGNATED INDIVIDUALS MAY CONSTITUTE A VIOLATION OF FEDERAL AND STATE SECURITIES LAWS.

DURING THE COURSE OF THE OFFERING AND PRIOR TO SALE, EACH PROSPECTIVE PURCHASER AND HIS/HER PURCHASER REPRESENTATIVE(S), IF ANY, ARE INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE ISSUER CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE ISSUER AND ITS AFFILIATES, THE COMPANY AND ANY OTHER RELEVANT MATTERS (INCLUDING, BUT NOT LIMITED TO, ADDITIONAL INFORMATION TO VERIFY THE ACCURACY OF THE INFORMATION SET FORTH HEREIN). SUCH INFORMATION WILL BE PROVIDED TO THE EXTENT THE ISSUER POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE.

THIS OFFERING MEMORANDUM HAS BEEN PREPARED BY THE ISSUER AND PROVIDED SOLELY FOR THE PURPOSE OF EVALUATING THE INVESTMENT OFFERED HEREBY. NOTHING CONTAINED IN THIS OFFERING MEMORANDUM IS OR SHOULD BE RELIED UPON AS A GUARANTEE OR REPRESENTATION OF FUTURE EVENTS.

NEITHER THE INFORMATION CONTAINED IN THIS PPM NOR ANY PRIOR, OR CONTEMPORANEOUS, OR SUBSEQUENT COMMUNICATION TO YOU SHOULD BE CONSTRUED BY YOU AS TAX, LEGAL, OR FINANCIAL ADVICE. YOU SHOULD CONSULT TAX, LEGAL AND FINANCIAL COUNSEL AND ADVISORS OF YOUR CHOOSING TO ASCERTAIN THE RISKS AND MERITS OF AN INVESTMENT IN THE LLC PREFERRED INTERESTS BEFORE INVESTING.

IN MAKING AN INVESTMENT DECISION, YOU MUST RELY ON YOUR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. ANY PREDICTIONS AND/OR PROJECTIONS CONTAINED IN THIS OFFERING MEMORANDUM OR OTHERWISE PROVIDED TO YOU CAN BE INHERENTLY UNRELIABLE. (SEE, "RISK FACTORS," HEREIN).

NO STATEMENT CONTAINED HEREIN SHALL BE DEEMED TO MODIFY, SUPPLEMENT, OR CONSTRUE IN ANY WAY THE PROVISIONS OF ANY DOCUMENTS ATTACHED HERETO AS EXHIBITS OR LISTED HEREIN OF ANY OF THE LANGUAGE CONTAINED THEREIN. ANY STATEMENT MADE HEREIN WITH RESPECT TO ANY SUCH DOCUMENT IS QUALIFIED BY REFERENCE TO THE TEXT OF SUCH DOCUMENT.

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SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Sec. 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
Lion Capital Portfolio I, LLC
By: Michael D. Ealy
Manager of Lion Capital Management, LLC, the
Managing Member of Lion Capital Portfolio, LLC

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities act of 1933 and Regulation Crowdfunding (Sec. 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
Lion Capital Portfolio I, LLC
By: Michael D. Ealy
Manager of Lion Capital Management, LLC, the
Managing Member of Lion Capital Portfolio, LLC

The date of this Form C is May 7th, 2024

TABLE OF CONTENTS	
SECTION	**PAGE**

EXHIBITS	
Exhibit A:	*Business Plan*
Exhibit B:	*Subscription Agreement*
Exhibit C:	*Operating Agreement*
Exhibit C:	*Unaudited Financial Statements*

THE COMPANY, ELIGIBILITY, AND DISCLOSURE OF PREVIOUS COMPLIANCE

Lion Capital Portfolio I, LLC (the "Company") is an Ohio Limited Liability Company, formed on November 30th, 2022

The Company is located at 10921 Reed Hartman Hwy., Ste. 213, Cincinnati, OH 45242. The Company's website is N/A.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

(2) Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended.

(3) Not an investment company registered or required to be registered under the Investment Company Act of 1940.

(4) Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

(5) Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

(6) Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report in a website portal for our members (each, a "Member") no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's Member website at: https://nassauinvests.com

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended;

(2) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(3) the Company has filed, since the Company's most recent sale of securities pursuant to Regulation CF, annual reports for three years pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(4) the Company or another party repurchases all of the Securities sold in this Offering, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Investor is urged to read this Form C and the Exhibits hereto in their entirety.

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DIRECTORS, OFFICERS AND PRINCIPAL SHAREHOLDERS OF THE COMPANY

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.



Mike Ealy, **Bellevue Capital, LLC,** Mike manages the acquisition and disposition of residential and commercial real estate assets within a portfolio consisting of more than 400 multi-family units and 100k sq ft of commercial space. Mike maintains an Ohio Real Estate license. Currently, Mike is studying to obtain his Certified Commercial Investment Member (CCIM) certification. Previously, Mike managed non–performing assets inclusive of HUD / low income housing tax credit portfolios. He effectively brought assets back into compliance, improved rental and financial performance, and then sold assets for profits. Ealy has purchased, managed and sold over 1,500 units in his career. Mike also coordinates with local community organizations, municipalities and developers to create partnerships to move forward TIF, New Market Tax Credit, Low Income Tax Credit, stalled and privately funded projects. He has been an effective mediator, continuously able to gain community support and move forward stalled local development projects. He has partnered with the Uptown Consortium to create jobs for Uptown Cincinnati residents and to assist private developers to fulfill community and federal minority participation contract obligations. Ealy is currently re-developing multi unit apartment complexes and recently formed a Hospitality group that acquires existing branded hotels.

Education:
Tuskegee University
Electrical Engineering 95

Employees

The Company currently has 1 employee.

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in the Company and the percentage owned as of December 30th, 2023:

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Lion Capital Management, LLC	256.71 LLC Interests	Voting power is not vested with the LLC Interests. Instead, the Managing Member, Lion Capital Management, LLC, retains sole authority to manage and direct the Company
Michael D. Ealy, owns a beneficial interest in the Company through Bellevue Capital, LLC, an Ohio limited liability company of which Mr. Ealy is the sole member	Michael Ealy owns 100% of Bellevue Capital, LLC, which in turn owns 100% of Lion Capital Management, LLC	100%

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BUSINESS AND ANTICIPATED BUSINESS PLAN

The Company's business plan is described below.

Description of the Business

LION CAPITAL PORTFOLIO I, LLC was created in 2022 to purchase, acquire, and operate real property and real property interests throughout the Untied States, including residential and hotel properties.

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THE OFFERING

WHO MAY INVEST	The Interests will be available to individuals and entities who meet the qualification thresholds allowing them to invest in Regulation Crowdfunding raises.
ISSUER	LION CAPITAL PORTFOLIO I, LLC, (the "Company") is an Ohio limited liability company formed on November 30th, 2022 and will be funded, by funds generated through the sale of the Interests to Investors, assuming other preconditions as contained in this Offering Memorandum and in the Operating Agreement are met.
BUSINESS OF THE ISSUER	The Company has invested in and seeks to continue to invest in residential, apartment and hotel real estate ventures throughout the United States.
INTEREST OFFERED	The Company is offering membership interests ("Interests") to Investors, who must meet certain qualifications as described herein. The membership interests may also be referred to simply as "Interests." Each Interest represents a percentage interest in the Company determined by reference to the Capital Account (as defined below) of each Member in relation to the aggregate Capital Accounts of all Members. For a more detailed description of the Interests, see "OWNERSHIP AND CAPITAL STRUCTURE" herein.
MINIMUM INVESTMENT	The minimum investment for an Interest is $25,000. However, the Managing Member may decrease this minimum investment amount for any investor, for any reason, at its sole discretion.
MAXIMUM OFFERING; MINIMUM OFFERING	The Company is attempting to raise a maximum of $1,000,000.00 ("Maximum Offering") through this offering. The Company will not start operations until it has raised at least $250,000.00 ("Minimum Offering") in this offering. Until the Minimum Offering is met, Investors funds will be held with the Escrow Facilitator. If the Company does not meet the minimum threshold by October 1st, 2024 ("Minimum Threshold Deadline"), the Company will cancel the offering and release all Investors from their commitments and return the funds to the Investors.
NUMBER OF INTERESTS BEING OFFERED FOR SALE	The Company is offering 40 Interests for sale in this offering.
USE OF PROCEEDS OF OFFERING	The Company will utilize the proceeds of this offering to finance the acquisition and development of real property.
MANAGEMENT OF THE COMPANY	The Company will be managed by Lion Capital Management, LLC, an Ohio limited liability Company, who will be referred to as the "Managing Member." Except as otherwise stated herein, the Managing Member will have complete control over the business of the Company, and the Property. More information regarding control of the Company is contained in the section entitled "Management".

MANAGEMENT FEES	The Managing Member and those designated by the Managing Member are entitled to certain fees and distributions from the Company, as described briefly below. **Asset Management Fee:** The Manager will receive a yearly "Asset Management Fee" equal to one percent (1.0%) of all gross revenue, if any generated by the Company during the past calendar year. This is in additional to any and all other payments, distributions, and other income or revenue Manager may receive.
DISTRIBUTIONS OF CASH FROM OPERATIONS	It is the intention of the Company that, (subject to the Managing Member's right to hold funds in a Reserve Amount) after the acquisition of the Property by the Company, that distributions, if available, shall be made to the Investors, as follows: The Company will attempt to generally make distributions to the Investors of net cash flow on a monthly basis, beginning 9 to 12 months after closing on the acquisition of the Property, and after the Company receives positive cash flow, if any and if ever, from the Property (the "Distribution Proceeds"), subject to the capital needs of the Company as determined in the sole discretion of the Managing Member. The Company's policy and procedures governing capital distributions are more fully set forth in the Company's Operating Agreement, which should be fully reviewed before any Investor makes an Investment in the Company. Net cash flow is more fully defined in the Operating Agreement. Briefly, however, net cash flow is defined as: - Effective Gross Income + Other Income – operating expenses – debt service – replacement of reserve amount. If any funds remain, they will be distributed to the Managing Member and the Investors. Upon the occurrence, if ever, of a distribution, the sums to be distributed shall be distributed as follows: - Six Percent (6%) of Net Cash Flow shall be paid to the Investors, Thirty Percent (30%) shall be paid to the Investors, and Sixty-Four Percent (64%) shall be paid to the Managing Member.
TRANSFERABILITY	The Interests will not be transferrable, except as detailed in the Operating Agreement.
RESERVE AMOUNTS	Upon completion of the offering and raise contemplated in this Offering Memorandum, and assuming the Minimum Offering is met, the Company will have in its possession at least $250,000.00 and possibly as much as $1,000,000.00 (the "Total Amount Raised"). The Company will be in possession of the Total Amount Raised until it identifies one or more projects to utilize the funds for, which will depend on market conditions and available deals.
NO PREVIOUS COMMUNICATIONS	The Company has not engaged in any previous written or broadcasted communications for "testing the waters."
DELIVERY OF INTERESTS	Investors will receive their Interests in the form of an electronic certificate via the VESTERR platform.
CANCELLATION OF INVESTMENT	Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials. The intermediary will

	notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in these offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment. If an investor does not cancel an investment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive Interests in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returns.
RESTRICTIONS ON TRANSFER OF INTERESTS	The Interests being offered may not be transferred by any purchase of such Interests during the one year period beginning when the Interests were issued, unless such Interests are transferred: 1. To the Company; 2. To an accredited investor as that term is defined by SEC rules; 3. As part of an offering registered with the SEC; 4. To a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. Generally, the Managing Member retains sole authority, in its absolute discretion, to authorize any transfers.
NO OTHER EXEMPT OFFERINGS; NO TRANSACTIONS WITH RELATED PERSONS	The Company has not previously and is not currently engaging in any other exempt offerings, although it is possible the Company may do so in the future. Similarly, no company controlled or under common control of the Company has engaged in a transaction or is currently engaging in a transaction with the Company.
NO OPERATING HISTORY	The Company has no operating history. Currently, the Company does not have a "financial condition" to speak of in terms of assets, debts liquidity, and capital resources.
RIGHT OF REDEMPTION	The Company will redeem the Interests purchased by Investors upon the conclusion of the project(s) the Company enters into utilizing the funds generated from this offering.

USE OF PROCEEDS

The proceeds raised through this offering will be used to acquire and develop real property as described in the "Business and Anticipated Business Plan." The usage of the proceeds as provided in this section are estimates, and actual projects may vary significantly from these estimates. These estimates are derived from prior projects, of the type in which the Company will engage, which the principals of the Managing Member have completed previously.

Use of Proceeds Related to this Offering

In order to make this offering, the Company has had to and will incur certain expenses. The Company will pay a onboarding fee of $1,375.00 and up to five percent (5%) of all sums raised through this offering to the VESTERR platform. In addition, the Company has had to incur and will continue legal expenses to ensure compliance with SEC requirements. While not finalized, the Company estimates that these costs will be approximately $10,000.00.

Use of Proceeds Related to Business Operations

Some factors that may impact this estimate are availability of financing, and variable costs of acquisition and development. For instance, some projects may require a higher loan-to-value amount in order to obtain financing, which may result in a proportional increase of the usage of the proceeds.

The following table lists the estimated use of proceeds of the offering if the Minimum Offering and Maximum Offering are raised.

Estimated Usages of Proceeds		
Use of Proceeds	**Amount if Minimum Raised**	**Amount if Maximum Raised**
FF&E/Case Goods	$87,500.00	$350,000.00
Payment for/reimbursements for capex plumbing and sprinkler lines	$75,000.00	$300,000.00
Property Tax Payments	$25,000.00	$100,000.00
Cash Reserves	$37,500.00	$150,000.00
Preferred payments	$25,000.00	$100,000.00

OWNERSHIP AND CAPITAL STRUCTURE

Capitalization

The Company has issued the following outstanding Securities:

Type of security being offered	LLC/Membership Interests
Amount outstanding for this offering	40
Voting Rights	None.
Anti-Dilution Rights	Limited.
How may the Interests be diluted?	If the Company seeks additional capital investment after the close of this offering, the Interests of any Investors may be diluted. If the Company seeks to raise additional capital after the close of this offering in a manner that would cause the dilution of the Investors' Interests, the Investors will be given an opportunity to contribute capital to the Company in an amount that will prevent dilution of their interest. Any Investors failing to do so may see their Interests diluted.
Percentage ownership of the Company by the holders of such Interests	30% in distributions of the Company.
Capitalization	Prior to the offering, the Company does not have positive capital.
Control of the Company	The Operating Agreement of the Company vests sole authority to operate the Company and transact business on behalf of the Company in Lion Capital Management , LLC, the Managing Member of the Company. This control includes the ability to "wind up" the Company and cease operations.

The Company has the following debt outstanding: see balance sheet information above:

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Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Lion Capital Management, LLC	Managing Member with owners that are experts in this area of business	1.0	The Managing Member will take an asset management fee, more fully described herein.

Valuation

Based on the Offering price of the Securities, the nominal pre-Offering value ascribed to the Company is $10,000,000.00.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

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RISK FACTORS

General Risk Factors

The purchase of Interests is speculative and involves substantial risk, including the risk that you could lose your entire investment. It is impossible to predict accurately the results of an investment in the Company because of the recent formation of the Company, and the general uncertainties in the real estate, hotel, financing and other markets. The purchase of the Interests is suitable only for Investors who fully understand and are capable of bearing the risks.

You should not consider the risks listed herein to be comprehensive, or a complete listing of all possible risks of purchasing the Interests. You should rely on your own investigation and experience, as well as the advice of legal, tax and financial advisors in assessing the risks listed herein, and any and all other potential risks a purchase of the Interests entails.

This PPM contains forward-looking predictions and projections, and speculative statements and projections which involve risks and uncertainties. These statements are not guarantees or assurances of any future events. Actual events could differ substantially from statements and projections contained herein. Although the Company and the Manager believe that these statements and projections are reasonable under the circumstances, projections are necessarily speculative. Projections are inherently unreliable and unanticipated events and circumstances are likely to occur. Actual results realized during any future period are likely to vary from projections, and the variations may be material and adverse. Neither the Company, the Manager, nor any other person makes any representations or warranty as to the accuracy or completeness of this information. The information presented is as of the date hereof and is subject to change or amendment without notice. Prospective Investors are cautioned not to place any reliance on the projections. The projections should be read in conjunction with the information contained in this PPM, including the section entitled RISK FACTORS.

You should consider carefully the following risks, and should consult with your own legal, tax and financial advisors with respect thereto. You should read this entire PPM and any additional materials, including the Subscription Agreement, before investing in the Company.

This Offering is being conducted on a "best efforts" basis, and the risk that we will not be able to accomplish our business goals is substantial and should be evaluated carefully. The Interests are being offered on this "best efforts" basis and no individual, firm or corporation has agreed to purchase any Interests. An inability to raise the necessary funds, or only the minimum funds required, could negatively impact the Company's financial performance, and the Company's ability to meet its obligations.

An Investor should regard an investment in the Company as a supplement to an overall investment program and should only invest if it is willing to undertake the risks involved. In addition, Investors who are subject to income tax should be aware that an investment in the Company is likely (if the Company is successful) to create taxable income or tax liabilities in excess of cash distributions to pay such liabilities.

An Investor must be aware that there is no way that the Manager and/or the Company can be aware of all risks involved in any investment, or in this particular investment. Further, the following list is not intended to be a complete, exhaustive list of every single risk involved in any real estate investment, or in this particular investment. The Investor should rely on his or her own

knowledge, experience and resources, including but not limited to trusted advisors such as attorneys, financial advisors, and accountants.

The Interests may not be a suitable investment for you. Prospective Investors should consult with their own tax, legal, and financial advisors prior to purchasing any Interests. The characteristics of the Interests, including lack of liquidity, may not satisfy your investment objectives. The Interests may not be a suitable investment for you based upon your ability to withstand a financial loss, or other aspects of your financial situation including but not limited to your income, net worth, present, near term, and long-term financial needs, investment risk profile, return objectives, and investment experience, as well as other factors.

Federal Income Tax Consequences. There are no known tax benefits associated with this investment. PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF AN INVESTMENT IN THE COMPANY WITH SPECIFIC REFERENCE TO THEIR INDIVIDUAL TAX SITUATIONS AND POTENTIAL CHANGES IN APPLICABLE LAWS.

Classification for Federal Income Tax Purposes. The choice of tax classification may impact the proceeds, revenues, and income of the Company, and therefore any distributions. It is possible that another classification other than that chosen by the Company and Manager may yield additional income and therefore distributions, if said classification would have been chosen. Accordingly, distributions may be less than they otherwise would have been under a different income tax classification.

State and Local Tax Consequences. An Investor's tax obligation to any states and/or municipalities can only be determined by the Investor, and its advisors, and cannot be determined by the Company or any representatives of the Company. Prior to Investing, a prospective Investor should consult with tax professionals to determine any possible tax liability to any states and/or municipalities.

Tax Audit and Validity of Tax Deductions. The information returns filed by the Company may be audited by the Internal Revenue Service ("Service"). Any audit by the Service may result in adjustments to the various items reported by the Company. In such event, each Investor will be required to file amended Federal income tax returns for his taxable years with respect to which the adjusted Company items were reported and pay additional tax (together with interest and any applicable penalties) attributable to the adjustments. Further, an audit of the Company information returns may result in an audit of each Investor's income tax returns which could result in adjustments of non-Company as well as Company items.

The Company will claim all deductions for Federal income tax purposes which it reasonably believes it is entitled to claim. There can be no assurance that the amount or timing of such deductions will not be successfully challenged by the Service.

Tax Liabilities in Later Years. After the Company has operated for a period of time, it is possible that the Investor's share of Company taxable income and tax liability with respect thereto may exceed cash distributions from the Company, in which case the Investor will have to pay such excess tax liability with funds derived from sources other than the Company. These possibilities may occur if all or a portion of the Company's taxable income is used to make nondeductible payments (for example, to make capital expenditures or to repay the principal amount of Company borrowings) or if a portion of the Company's taxable income is not received in cash.

The amount of gain realized by a Investor on the sale or other disposition (including a gift) of the Interests or the share of Company gains on a sale (including a sale pursuant to foreclosure proceedings) or other disposition of the Real property may exceed the cash, if any, available to the Investor from such sale or other disposition. Moreover, it is possible that the tax liability with respect to such gain may exceed the cash available to him, in which case the excess tax liability will have to be paid by the Investor from sources other than the Company.

Changes in Federal Income Tax Laws. There is no assurance that tax benefits provided by existing law will continue. Tax benefits of an investment in the Company could be lost, and substantial tax liabilities could be incurred, because of changes in the tax laws. There also is no assurance that changes in the interpretation of Federal income tax laws by administrative or judicial action will not adversely affect the tax consequences of an investment in the Company. Any legislative, administrative, or judicial changes may affect not only the tax aspects of an investment prospectively, but also may be given retroactive effect

Risks Related to This Investment

Capital Requirements. In order to purchase and develop the Real Property, the Company needs to raise capital, whether through lending or through investment. There is no guarantee that the Company will obtain the financing required to purchase and develop the Real Property, or, if purchase and development occur, to meet ongoing financial obligations without seeking additional capital. There can be no assurance that additional capital will be available to the Company if and when required, or that if said capital is available, that it would be available at terms satisfactory to the Company. A failure to obtain capital when required may result in financial difficulties for the Company and the Real property, including a risk that part or all of any investments, including purchases of the Interests, could be lost.

Financing Risks. The Company intends to borrow funds from a financial institution in order to finance the purchase and development of the Real Property and may also choose to borrow money from time to time from other lending entities, in amounts and upon terms that the Manager in its sole discretion determines. In addition, the Company may refinance the Real property, or any part thereof, if available and determined to be advisable by the Manager in its sole discretion. The interest rates at which the Company is able to borrow funds will affect the Company's operating results, and the use of borrowing and/or leverage could result in a decrease in returns depending, in part, upon interest rates. The interest rates available to the Company at any given time are subject to a variety of factors, including but not limited to the Company's creditworthiness and past credit history, the prevailing interest rates available in the market at the time, financial and economic conditions existing in the region, country, or world at the time, and the amount sought to be borrowed. The Company may borrow funds anticipating an opportunity to refinance in the future at lower interest rates, but may be unable to do so, which could result in losses. The use of borrowing and/or leverage has the potential to increase losses the Company could incur. The Company may be unable to meet its obligations to a lender. If this occurs, the Company may be liable for increased payments and penalties to the lender. The lender may also foreclose, execute, or otherwise impair, sell or remove any collateral securing the funds. This occurrence could impair or make impossible the ability of the Company to operate the Real property. This could also make it difficult for the Company to obtain financing on favorable or any terms in the future. The ability of the Company to raise capital may be dependent on other terms of financing. Any financing obtained as acquisition or afterwards will likely require an appraisal of the Real property. If any such appraisal does not return a valuation sufficient to justify lending, the Company may not be able to obtain necessary funds to operate, or otherwise refinance under more favorable terms, which could result in a loss.

Risks of Development of Real property. The Company intends to use particular methods and strategies in the process of building and operating the Real property. The success of any investment into the Company depends on the ability of the Company to accomplish these goals. To have success, the Company must accomplish these goals, and a failure or inability to accomplish any of these goals could result in all or part of any investment into the Company being lost. There is no guarantee or assurance that the Company, or any individuals or entities the Company may utilize to accomplish these goals will be qualified or experienced in accomplishing said goals. Accordingly, any investment in the Company could be negatively impacted by any such changes.

Risks of Dependence on Certain Individuals and Entities. The success of any venture is dependent upon the availability of skilled personnel and the appropriate management philosophy and personalities for each aspect of the business of the Company. The loss of the services of the Manager of the Company, the Manager of the Real property, employees of the Real property, or any other individuals which the Company currently anticipates to be involved with the purchase or operation of the Real property after purchase could have a material adverse effect on the Company and/or the Real property. In the specific case of this Company, the individuals identified in the section entitled "Management, Officers, and Significant Employees" provide particularly valuable experience and expertise to the Company. Competition for personnel in the hospitality industry is high, and there is no guarantee that a loss of any particular individual or entity could be compensated for in whole or in part. While the Manager and the Company believe that it has adequate and proven resources to assure adequate supervision and performance of construction and property management tasks, there can be no assurance that all needs can be met this way. Lack of qualified personnel could damage the Company's ability to realize its goals under the business plan. The loss of any such individual or entity could result in the loss of part or all of any investments into the Company, including any purchases of the Interests.

Small Company Risk. The Company is a small company, and an investment into a small company carries with it a high degree of risk. The Company will not have diversified assets. The Company's success is dependent wholly upon the success of the Real property. Further, you will have limited rights as an owner of any Interests. Owners of Interests will not be able to exercise any management or voting functions within the Company. Investors may not receive any cash distributions. Neither the Company nor the Manager have any experience purchasing or operating the Real property.

Our investment is geographically concentrated. The geographic focus of the Company may present risks specific to that area. In addition, the investments of the Company will be disproportionately exposed to the risks associated with the region of concentration. There may be risk factors specific to the geographic area in which the Real property is planned to be built that are unknown to the Company or the Manager and could adversely affect the financial performance of the Company, resulting in losses. There could be attributes of the specific geographic location of the Real property, including environmental factors, crime, nearby businesses, neighboring Real property, and individuals that reside or otherwise come to the area in or around the Real property that if known to the Company would result in the Company not acquiring the Real Property and building the Real property, but which may remain unknown, and accordingly result in losses to the Company.

Prior Investments No Indication of Future Performance. While the Manager and the principals have a track record of successful investments, their past investment performance cannot be relied upon as an indication of the Company's future performance or success. The examples which may be listed in the PPM and any other materials are solely included to illustrate representative transactions, the experience of the Manager and its affiliates and the type of transactions the Manager intends to pursue on behalf of the Company. The investment by this Company into the Real Property is unique and separate from any other investment by any of the principals, and it is possible that its unique characteristics could result in challenges and risks never before encountered by the principals or third parties utilized by the Company in operating the Real property. Said challenges and risks could result in losses to the Company.

Nature and Priority of the Interests. The Interests are being offered and sold in reliance upon the exemption from the registration requirements of the Securities Act of 1933 afforded by Regulation D, and/or Regulation Crowdfunding ("CF"). Accordingly, transferability of the Interests is restricted under the Securities Act and by provision of applicable state securities laws. The Interests may not be sold or transferred by an Investor in the absence of an effective registration statement under the Securities Act and applicable state securities laws or an opinion of counsel acceptable to the Manager, the Company and their counsel that no registration is required. The Company does not intend to file a registration statement under the Securities Act to provide for a public resale of the Interests. There is currently no trading market for the Interests, and it is not anticipate that a trading market will ever develop. Further, the Manager of the Company may, in its sole discretion, disallow any trades or transfer, regardless if said transfer would be violation of any relevant securities laws. Consequently, the Interests are suitable only for long-term investment by individuals or entities with no need for liquidity and who can absorb the loss of their entire investment in the Interests. Further, there is no collateral security, insurance or guarantee of the Company's payments on the Interests. The Interests are not secured by assets of any kind, including any assets owned by the Company. The Interests are deposits in a bank, certificates of deposit or similar obligations of, and are not guaranteed or insured by, any depository institution, the Federal Deposit Insurance Corporation, the Securities Investor Protection Corporation, or any other governmental or private fund or entity. Therefore, if you invest in the Interests, you will have to rely on the Company's cash flow from operations and other sources of funds for distributions. In addition, the Interests lack priority in distribution of profits because a mortgage securing the Real property will rank senior to any payments to owners of the Interests.

Delay of Investment. There will be a delay between the time Interests are sold and the time purchasers of Interests are admitted to the Company and are entitled to the investment yield, if any, being realized by the Company on the Real property. During the intervening period, proceeds from the sale of Interests will be held in an escrow account, as described herein. The return to be realized in the escrow account, if any, will likely not be as high as other investments which you may have access to.

Limited Liability for the Company and Manager. The Company is obligated to indemnify the Manager and its affiliates, agents, directors, officers and owners against certain liabilities against claims from Investors and other parties. Generally speaking, Investors' ability to seek damages against the Company or the Manager is limited. A purchase of the Interests could result in a positive cash flow which would be available for distribution. However, it is possible that the Manager will determine to fund additional reserves from the cash flow generated by the Company and there may not be any cash available for distribution from operations. Investors will not be able to direct the operations of the Company nor its cash flows if any. Actions may be taken by the Company, the Manager or other affiliated parties, which are adverse to an Investor's interest, and the Investor may have little or no practical result, resulting in losses for the Investor.

Inaccurate Information. This PPM, the subscription agreement, and any other communications from the Company or the Manager contain or may contain information which neither the Company nor the Manager have personally verified, including but not limited to, information about the Real property, such as the Real property physical characteristics, and other information regarding the Real property history, operation, and other matters. Accordingly, it is possible that any such information may be inaccurate in whole or in part, including non-material or material matters. If any of the information is inaccurate, the inaccuracy could result in an investment in the Real property being significantly less attractive than it would be otherwise, and a resultant loss of all or part of any investment in the Interests.

Risks of Purchasing the Real Property. The Company has already entered into a Purchase and Sale Agreement to acquire the Real Property and is in the process of finalizing an agreement to acquire the Residential Entitlements (as defined above, collectively the "PSAs"). The PSAs contain a variety of terms, including obligations on both the Company and the sellers. If the Company or the sellers fail to fulfill any of the obligations, the acquisition of the Real Property or the Residential Entitlements may not occur. The Company is permitted an inspection and due diligence period under the PSA for the Real Property, during which the Manager, in its sole discretion, may engage in review of certain matters relating to the Real Property. The Company and Manager may fail to discover significant matters which, if known, would have caused the Company and Manager to not proceed with the acquisition of the Real Property or the Residential Entitlements, or may discover matters that could result in significant future risk to the Company, and decide to proceed anyways. The Company and Manager may not investigate the Real Property as well as the Residential Entitlements and conduct due diligence in the manner in which you or anyone else would choose to do, and as a result, the Company and Manager could fail to learn about actual or potential defects or other issues with the Real Property or with the Residential Entitlements which they otherwise would have learned of if certain methods of due diligence commonly known were utilized. This could cause the Company to lose part or all of the funds invested in it. In general, the PSAs obligate the Company to acquire the Real Property and the Residential Entitlements for certain sums of money. The PSAs may limit or entirely preclude the Company from seeking recourse against the sellers if any statements, warranties or other guaranties related to the Real Property and their operation turn out not to be true, which could result in a loss for the Company.

Risks Related to Real Estate

General Risks. The result of a purchase of the Interests will depend upon the results of the purchase of the Real Property, and ultimately the development, building and operation of the Real property, which will be subject to those risks typically associated with investment in real estate. Fluctuations in occupancy rates, revenues and operating expenses can adversely affect results or render an investment into the Company undesirable. No assurance can be given that certain assumptions as to the future levels of occupancy of the Real property or the future costs of operating the Real property will be accurate because such matters will depend on events and factors beyond the control of the Company and the Manager. Such factors include, among others, vacancy rates, sales levels, adverse changes in local economic and social conditions, temporary or permanent regional factors including severe weather, supply and demand for real property, competition from other hotels and similar businesses, interest rates, real estate taxes, governmental rules, regulations, and fiscal policies, including but not limited to the enactment of unfavorable real estate, rent control, environmental or zoning laws, hazardous materials laws, uninsured losses, unfavorable events impacting the Company's relationship with vendors, contractors, subcontractors, occupants of the Real propertys, and other risks. Weakness or a downturn in the local or national economies could result in a negative impact to business operations, including the ability of potential customers to afford the accommodations. This could result in a complete loss of any investments into the Company, including the Interests. Further, the existence of certain amenities, attractions, or other things near the Real property, upon which the Real property will be dependent upon for all or part of its revenue, cannot be guaranteed to exist, or to exist in their current form in the future. The diminishment or removal of these things could result in a loss of all or part of any investment into the Interests.

Our performance and the value of our Interests are subject to risks associated with the real estate industry. If our assets do not generate income sufficient to pay our expenses and maintain our Investment, we may not be able to make expected distributions to our Investors. Several factors may adversely affect the economic performance and value of our Investments. These factors include but are not limited to changes in the national, regional, and local economic climate, local conditions such as an oversupply of multi-family properties or a reduction in demand for such properties, the attractiveness of our investments to tenants, competition from other available real estate properties, changes in market rental rates and the need to periodically repair, renovate and re-rent space. Our performance also depends on our ability to collect rent from tenants and to pay for adequate maintenance, insurance and other operating costs (including real estate taxes), which could increase over time. In addition, the expenses of owning and operating the Real property are not necessarily reduced when circumstances such as market factors and competition cause a reduction in income from the Real property. If a Real property is mortgaged and we are unable to meet the mortgage payments, the lender could foreclose on the mortgage and take the Real property. In addition, interest rate levels, the availability of financing, changes in laws and governmental regulations (including those governing usage, zoning and taxes) and the possibility of bankruptcies of tenants may adversely affect our financial condition and results of operations.

Operating Risks. The Company's financial performance is based, in part, upon controlling and minimizing operating expenses. However, certain expenses, such as taxes and insurance, cannot be controlled. A material increase in costs could have a material adverse effect on operating cash flow. If costs exceed hotel occupancy revenues, additional funds would be required to satisfy such operating deficits. No assurances can be given that such funds will be available on satisfactory terms, if at all. Neither the Company nor the Manager can assure that assumptions or predictions as to the future levels of income or future operating costs will be accurate, since many of these predictions are premised upon matters beyond the control of the Company.

Because real estate investments are illiquid, we may not be able to sell properties when appropriate or necessary. Real estate investments generally cannot be sold quickly. We may not be able to vary our portfolio promptly in response to economic or other conditions to meet our financing needs. This inability to respond promptly to changes in the performance of our investments could adversely affect our financial condition, results of operations and ability to make distributions to members.

Competition.   The Company will experience competition for services provided by the Real property from individuals, corporations and other entities engaged in the same or similar activities, many of whom have greater financial resources and experience than the Company. Competition could result in decreased revenues and operating profits.

Mortgage Risks. The Company intends to purchase the Real Property and Residential Entitlements and develop the Real property utilizing leverage. The use of leverage could have negative consequences, including the following: (a) the Company's ability to obtain additional financing for working capital, capital expenditures, or other purposes may be negative impacted; (b) leveraging may be at variable rates of interest, which will expose the Company to the risk of increased interest rates; (c) leverage may limit the Company's flexibility to adjust to changing economic or market conditions, reduce its ability to withstand competitive pressures and make it more vulnerable to a downtown in national or local economic conditions. If mortgage payments are not paid as required, the lender could foreclose on the Real property. If financing is not available at reasonable rates, the Company may be prevented from financing the development and construction of the Real property, refinancing debt when mortgage loans come due, or refinancing such debt on favorable terms.

Environmental and Other Legal Risks. Laws, rules, regulations promulgated at the Federal, state and local level impose liabilities on owners of real estate for the presence of certain hazardous substances upon real estate. The Company could be held liable for the presence of hazardous materials or other environmental risk factors that are not discovered until after the purchase of the Real Property and Residential Entitlements and development of the Real property. In addition, the Company could be held liable for the presence of materials currently not considered hazardous under existing law, but which may be determined to be hazardous in the future. Federal, state and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and clean up hazardous or toxic substances, petroleum product releases, lead based paint, or mold at the Real Property or the Real property. The owner or operator may have to pay a governmental entity or third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. Such laws typically impose clean-up responsibility and liability without regard to whether the owner or operator knew of or caused the presence of the contaminants. Even if more than one person may have been responsible for the contamination, each person covered by the environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages and costs resulting from environmental contamination emanating from that site. Environmental laws also govern the presence, maintenance and removal of asbestos. Such laws require that owners or operators of buildings containing asbestos properly manage and maintain the asbestos that they notify and train those who may come into contact with asbestos and that they undertake special precautions, including removal or other abatement, if asbestos would be disturbed during the renovation or demolition of a building. Such laws may impose fines and penalties on building owners or operators who fail to comply with these requirements and may allow third parties to seek recovery from owners or operators for personal injury associated with exposure to asbestos fibers. In addition such laws could operate to limit or prevent entirely the operation of the Real property, in which case the Company would suffer losses.

The type of inspection and testing to be utilized by the Company and the Manager may not accurately or fully ascertain the extent of any possible hazardous materials. If the Real property is not in compliance or becomes not in compliance with any Federal, state or local law, the Company may incur unexpected costs to litigate, pay awards or damages and/or come into compliance with any such laws.

Because our Real Estate Investments will be subject to local, state, and federal laws, including but not limited to the Americans with Disabilities Act, we may have additional expenses. Apartments must comply with Title III of the Americans with Disabilities Act (the "ADA"), to the extent that such apartments are "public accommodations" or "commercial facilities" as defined by the ADA. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of apartment properties where such removal is readily achievable. However, noncompliance with the ADA could result in substantial capital expenditures to remove structural barriers, as well as the imposition of fines or an award of damages to private litigants that might adversely affect the Company's ability to make expected distributions to members. In addition, there are other laws which may exist or may exist which could negatively affect the operations of the Company and the Real property.

Our Real Estate Investments will be subject to operating risks. The Real Property acquired by the Company will be subject to all operating risks common to the real estate industry. These risks include but are not limited to: changes in general economic conditions; the level of demand for apartment Interests; cyclical over-building in the apartment industry; restrictive changes in zoning and similar land use laws and regulations or in health, safety and environmental laws, rules and regulations; pandemics or civil unrest, and the inability to secure property and liability insurance to fully protect against all losses or to obtain such insurance at reasonable rates. Since apartment lease terms are typically one year or less, apartment revenues could be more susceptible to adverse economic conditions. In addition, the real estate industry is highly competitive. The Company will compete with other similar properties in the geographic market, and some competitors may have substantially greater marketing and financial resources than the Company. It is possible that similarly situated properties in the same geographic area as the Real property will be more appealing to local tenants, resulting in decreased occupancy of the Real property, and in turn losses for the Company.

Uninsured Losses. There are certain risks with regard to the purchasing and operation of the Real property that cannot be insurance against, or which are not insurable on terms that the Company decides are economical. For instance, and only as example, the Company may not insure the Real property against floods, terrorism, mold related claims, or earthquakes. If such an uninsured event occurs, the Company could suffer financial losses.

Repairs and Capital Improvements. The Company may determine that repairs and/or capital improvements are required to be made to the Real property. However, such costs may exceed the amounts predicted by the Company, resulting in financial losses to the company.

Liabilities Surviving the Sale of the Real property. Upon the sale of the Real property by the Company, the Company may be required to make certain representations regarding the Real property, which representations will survive the sale of the Real property. These arrangements and representations may require the reserves or escrow accounts to be withheld.

Clear Title to the Real Property. The Company intends to purchase the Real Property with generally clear title, excluding non-delinquent property taxes, easements of record, and matters which a survey of the properties would disclose, as well as any mortgages intended to finance the Company's purchase and construction of the Real property. There is no guarantee, however, that if the Company purchases the Real Property that the Company's title will actually be clear in the manner described above. Although it is likely but not certain that any lender would require a title insurance policy to be issued prior to the lending of any funds to purchase the Real Property, it is not certain that a lender would require such a policy. In addition, the Company does not intend at present to purchase a title insurance policy for its benefit, although the Manager may do so at its sole discretion. If title is not clear, it could either make difficult or impossible the ability of the Company to refinance or sell the Real property in the future, meaning that a loss of all or part of any investment could result.

Any debt financing, we obtain to finance or refinance the Real Property presents risks to the Company. The Company may employ leverage in connection with its operations and investments. The use of leverage involves a high degree of financial risk and may increase the exposure of the Company or its investments to factors such as rising interest rates, downturns in the economy or deterioration in the condition of the properties underlying such investments. Principal and interest payments on any indebtedness of the Company would have to be made when they become due and payable regardless of whether sufficient cash is available. If sufficient cash flow is not available, the obligation to pay principal and interest on the Company's debt, if any, could result in a capital call to the Members (to the extent unfunded Capital Commitments are available or capital distributions have been made and may be recalled) to pay required debt service. If such capital is not available, the Company's default in paying such principal and interest could result in foreclosure of any security instrument securing the debt and the complete loss of the Company's capital invested in the particular investment. Such occurrences could have a number of negative consequences, including negatively impacting the ability of the Company to obtain additional financing.

Any changes in interest rates could affect the amounts available for distributions. Increases in interest rates could adversely affect the value of our investments and cause our interest expense to increase, which could result in reduced earnings or losses and negatively affect our profitability as well as the cash available for distribution to our Members.

We may require additional capital in the future. Future capital requirements depend on many factors, including our ability to successfully develop and manage the Real property. To the extent that the funds generated by this Offering and our investments are insufficient to meet future Company operating requirements and development expenses, it may be necessary to raise additional funds through financings, or in the alternative, curtail our growth and reduce our assets. Any equity or debt financings, if available at all, may be on terms that are not favorable to us. In the case of equity financings, dilution to our original Investors could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Interests offered herein. In the case of debt financing, the obligations related to such debt may restrict our operations and the operations of the Real property, encumber our assets and jeopardize our ability to obtain other financing. If adequate capital cannot be obtained, our business, operating results and financial condition could be adversely affected, which could result in losses.

Risks Related to the Hospitality Industry

Competition. The hospitality industry is highly competitive, and the Real property will compete against other hospitality providers on the basis of, among other items, location, rates, quality, amenities, reputation, reservation systems, and other factors. Many competitors will have greater marketing, financial and other resources than the Company. New Real property and other hospitality type business operating in the area create new sources of competition, possibly without a corresponding increase in demand for hospitality services. Competition could result in decreases in revenue, with a corresponding decrease in operating profits.

Seasonal Nature of the Hospitality Industry. The hospitality industry is seasonal in nature, which can result in fluctuations in revenues. Revenues could be negatively affected by factors outside of the control of the Company, including but not limited to, weather conditions. Seasonality could result in the inability of the Company to meet its financial obligations throughout the year.

Cyclical Risk. The hospitality industry has been identified as a cyclical industry. The demand for hospitality services can be affected by economic conditions, both local and national, as well as new real property room supply and overbuilding of real property rooms. These risks could result in negative financial performance for the Company.

Franchise Risks. Franchise agreements contain obligations and covenants which can be restrictive and limit the ability of the Company to manage, operate, and dispose of the Real property. Some franchise agreements can restrict the ability of an owner of a real property to sell or refinance the property. These restrictions could prevent the Company from undertaking actions that are in the Company's best interests. Franchise agreements also often require franchisees to comply with certain operating standards, including but not limited to upgraded or new brand standards, upgraded materials or facilities, or enhancing services provided by the franchisee. The franchisor could also require the franchisee to make capital improvements. The costs of any of these items could be substantial and may reduce operating profit. A franchisor could also cancel the franchise agreement for reasons including a failure of the Real property to meet the franchisor's operating standards, or an expiration of the franchise agreement after which the franchisor or franchisee (the Company for instance) choose not to renew the franchise agreement. The loss of a franchise could have a materially adverse effect on the Real property, including but not limited to the loss of name recognition, marketing support, and centralized reservation systems maintained by the franchisor. These risks could result in a negative financial outcome for the Company

Risks Related to Developing and Building the Real property

Construction Risks. The development and building of the Real property will involve significant construction activity. It is possible that several years or more could be needed to develop, build and operate the Real property in a way that could generate positive cash flow, if ever. The time and costs required to develop, build and ultimately operate the Real property may be substantially increased by a variety of factors, including but not limited to building supply shortages, labor shortages, adverse weather conditions, natural disasters, epidemics, pandemics, disputes with contractors and unions, accidents, changes in laws and governmental policies at a local, state of Federal level, delays in obtaining necessary or preferred licenses and permits, and other unforeseen and perhaps not readily predictable issues. These issues could delay or ultimately prevent development and building of the Real property and hinder or completely eliminate the ability of the Company to generate positive cash flow, resulting in a loss of all or part of the Investors Investment in the Company.

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FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company holds interests in several real estate projects, including hotels and apartments. Typically, the Company will engage in equity and debt participation in real estate projects throughout the United States.

Liquidity and Capital Resources

The Offering proceeds are essential to the construction and operation of the Project. We plan to use the proceeds as set forth above under the "Use of Proceeds" section and is an indispensable element of the Company's business objectives. The Offering proceeds will have a beneficial effect on our liquidity and closing of the construction for the Project.

OTHER MATERIAL INFORMATION

Conflicts of Interest

The Managing Member and its owners, officers, directors, employees, agents, contractors, subcontractors, and other related parties (hereinafter, "Affiliates") may act, and are acting, as the managers, members, and owners, of other limited liability companies or equivalent roles. The Managing Member and its Affiliates may form and manage additional limited liability companies and may have additional responsibilities to those entities. As a result, conflicts of interest between the Company, the Managing Member, and/or the Investors may occur from time to time. The main areas where conflicts may be anticipated to occur are described below, but not limited to these areas.

1. Obligations to Other Entities. Conflicts of interest will occur with respect to the obligations of the Managing Member and its Affiliates, Principals, and Significant Members, and other entities related to the Company and similar obligations to other entities. Moreover, the Company will not have independent management, as it will rely on the Managing Member and its Affiliates for all its management decisions. Other investment projects in which the Managing Member and its Affiliates participate may compete with the Company for the time and resources of the Managing Member and its Affiliates. The Managing Member will, therefore, have conflicts of interest in allocating management time, services and functions among the Company and other existing partnerships, projects and businesses, as well as any partnerships, projects or business entities which may be undertaken or organized in the future. Under the Operating Agreement, the Managing Member is obligated to devote as much time as it, in its sole discretion, deems to be reasonably required for the proper management of the Company and its assets. The Managing Member believes that it has the capacity to discharge its responsibilities to the Company notwithstanding participation in other investment programs and projects.

2. Competition by the Company with Other Entities or Affiliates for Management Services. The principals of the Company will have conflicts of interest in allocating management time, services and functions among other partnerships in which it may be involved, the Company and any future partnerships and other entities which may be organized by it. The principals of the Company believe that it has sufficient staff to be fully capable of discharging its responsibilities to the Company. As noted above, Brian Fry and Paul Stanton are employees and members of Commonwealth Hotels, which currently manages the Hotel.

3. Allocation of Services and Costs. A conflict may exist in the employment of certain personnel who may have supervisory responsibility for projects managed by the principals of the Company and for other owners. Similar conflicts may exist with respect to the purchasing of services (such as bookkeeping, accounting, tax preparation, legal, computer and other accounting equipment or personnel) to the extent that the Company attempts to achieve economies by combining the resources of various projects.

4. Acquisition of Other Property. The Managing Member and/or its principals may form additional limited liability companies and other entities in the future to engage in activities

similar to and with the same investment objectives as those of the Company. The Managing Member may be engaged in sponsoring other such entities at approximately the same time as the Company's securities are being offered or its investments are being made. These activities may cause conflicts of interest between such activities and the Company, and the duties of the Managing Member concerning such activities and the Company. The Managing Member will attempt to minimize any conflicts of interest that may arise among these various activities.

5. Receipt of Compensation by the Managing Member and its Affiliates. Payments to the Managing Member and its Affiliates may not have been determined by arm's length negotiations. The Managing Member and its Affiliates will receive compensation pursuant to agreements that will be negotiated on behalf of the Company by the Managing Member and there will not be any independent valuation of such compensation. As a result, the Managing Member will determine its own compensation and the Members will not have approval rights for such compensation.

6. Ownership of Interests by Managing Member and its Affiliates. The Managing Member and its Affiliates may purchase Interests. The principals of the Managing Member and their affiliates may also purchase units in other partnerships with which they are affiliated. Conflicts of interest may arise in the course of the operations of the Company as a result of such ownership of Interests. **The principals of the Managing Member and their affiliates may be purchasing real property or interests in other entities which are engaged in purchasing similar real property**

7. Lack of Separate Representation. The Company and the Managing Member, have not been represented by separate counsel in connection with the formation of the Company, drafting the Operating Agreement, or the offering of the Interests. The attorneys and other experts who perform services for the Company all perform similar services for affiliates of the Managing Member and it is contemplated that such multiple representation will continue in the future. Each Investor acknowledges and agrees that counsel representing the Company, the Managing Member and its Affiliates does not represent and will not be deemed under the applicable codes of professional responsibility to have represented or to be representing any or all of the Investors in any respect.

8. Transactions by Certain Persons. The principals of the Company, the Managing Member and its Affiliates are not restricted from acquiring properties and engaging in other real estate activities which may be in competition with the Company. The Investors, as a result of their investment in the Company, will not participate in any such activities, partnerships or syndicates, nor in any income or profits derived therefrom.

9. Distribution of Investor Interests by Managing Member. There is no independent underwriter engaged for the placement of the Interests. Therefore, the value of the Interests and the compensation of the Managing Member have not been determined at arm's length and the placement will not receive the independent review accompanied by an underwriting.
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EXHIBITS

Exhibit A   Financial Statements and Certification Letter

Exhibit B   Articles of Incorporation and Operating Agreement

Exhibit C   Subscription Agreement

Exhibit D   Executive Summary